Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar City of Buenos Aires, November 5th, 2026 Messrs. Comisión Nacional de Valores (CNV) Messrs. Bolsas y Mercados Argentinos S.A. (BYMA) Messrs. A3 Mercados S.A. Ref.: LOMA NEGRA C.I.A.S.A. – Relevant Event Dear Sirs, We hereby write to you in order to comply with the requirements of Article 73 of Law No. 26,831(“CML”) and Article 2, Chapter I, Title XII of the Rules of the Comisión Nacional de Valores (restated text 2013). In this regard, we hereby inform you that the Board of Directors of LOMA NEGRA C.I.A.S.A. (the "Company"), at its meeting held today, following a favorable opinion from the Audit Committee that the transaction is on arm’s-length terms, consistent with normal and customary market conditions, resolved to approve the execution of an agreement for the sale of concrete and complementary services with SACDE Sociedad Argentina de Construcción y Desarrollo Estratégico S.A., which qualifies as a related party under CML. The agreement, which involves a material amount (exceeding 1% of the Company's corporate net worth)according to CML, is part of the project for the construction of a granular urea production plant in Bahía Blanca and will last 30 months. We hereby inform to the shareholders that the Audit Committee’s report is available to them and may be requested by writing to investorrelations@lomanegra.com or at the registered office, located at Boulevard Cecilia Grierson 355, 4th floor, Autonomous City of Buenos Aires, Argentine Republic, from 10:00 a.m. to 4:00 p.m. The relevant section of the minutes of the Board of Directors’ meeting where such decision was adopted is transcribed below. “The Board then proceeded to consider the fourth item on the Agenda: 4) CONSIDERATION OF THE CONCRETE SALE AGREEMENT WITH SACDE SOCIEDAD ARGENTINA DE CONSTRUCCIÓN Y DESARROLLO ESTRATÉGICO S.A. Mr. Faifman addressed the meeting and informed those being present that the Company has negotiated the terms of a concrete sale transaction with Sociedad Argentina de Construcción y Desarrollo Estratégico S.A. (hereinafter, "SACDE"), pursuant to which the Company will supply SACDE with concrete and complementary services for the construction of a granular urea production plant in Bahía Blanca (the “Project”). He continued explaining that the Company prepared an Offer Letter to implement the agreement, the main terms of which were circulated to the Board prior to this meeting. He further stated that, as this is a transaction with a related party for an amount exceeding one percent (1%) of the Company's corporate net worth measured in accordance with the latest approved annual balance sheet, i.e., the annual financial statements closed on December 31, 2025, and therefore constitutes an act or contract involving a “material amount” under Article 72 et seq. of Capital Markets Law No. 26,831, as amended (the “CML”), the Audit Committee was requested to issue its opinion on whether the terms of the transaction may reasonably

Cecilia Grierson 355 4° piso (1107) – Cdad. Autónoma de Bs. As. Tel +54 11 4319-3000 www.lomanegra.com.ar be considered to be in line with normal and customary market conditions. The Audit Committee issued a satisfactory opinion at its meeting held today, issuing a report that was distributed to the members of the Board prior to this meeting. Having heard the foregoing, the Board of Directors, unanimously RESOLVES: (i) to approve the execution of the Offer Letter with SACDE on the terms reported; (ii) to authorize Sergio Damián Faifman and/or Marcos Isabelino Gradin and/or Lucrecia Loureiro and/or Gerardo Oscar Diez, acting jointly any two of them, in the name and on behalf of the Company and with the broadest powers: (a) to execute the Offer Letter with SACDE; and (b) to execute any document that may be necessary; (iii) to authorize Mr. Marcos Isabelino Gradín, in his capacity as Market Relations Officer, to publish a relevant event reporting the transaction to the Comisión Nacional de Valores, Bolsas y Mercados Argentinos S.A., A3 Mercados S.A. and the Securities and Exchange Commission; and (iv) to make the Audit Committee's report available to shareholders at the registered office from the business day following the date hereof, pursuant to Article 73 of the CML.” Sincerely, ________________ Marcos I. Gradin Investor Relations Officer